UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DISCOVERY LABORATORIES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
254668106
(CUSIP Number)
March 6, 2008
(Date of Event Which Requires Filing of this Statement)
Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No.	254668106	Schedule 13G/A	Page	2	of	8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Quintiles Transnational Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,307 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,961,307 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,961,307 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (See Instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Includes 1,567,695 shares of common stock (the “Common Stock”) of Discovery Laboratories, Inc. (the “Issuer”) beneficially owned by PharmaBio Development Inc. (d/b/a NovaQuest) (“NovaQuest”) and warrants beneficially owned by NovaQuest that are exercisable for 2,393,612 shares of Common Stock (the “Warrant Shares”). Therefore, the total shares of Common Stock of the Issuer beneficially owned by NovaQuest is 3,961,307. NovaQuest acquired the above-described 1,567,695 shares of Common Stock of the Issuer from a wholly-owned subsidiary of Quintiles Transnational Corp., QFinance, Inc., which merged into NovaQuest on December 31, 2005, with NovaQuest being the surviving corporation in the merger.
2 Calculated based on 86,590,393 shares of outstanding Common Stock of the Issuer on November 6, 2007, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2007 and filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	254668106	Schedule 13G/A	Page	3	of	8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) PharmaBio Development Inc. (d/b/a NovaQuest)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,307 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,961,307 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,961,307 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.6%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[3] Includes the Common Stock of the Issuer beneficially owned by NovaQuest and the Warrant Shares. Therefore, the total shares of Common Stock of the Issuer beneficially owned by NovaQuest is 3,961,307. NovaQuest acquired the above-described 1,567,695 shares of Common Stock of the Issuer from a wholly-owned subsidiary of Quintiles Transnational Corp., QFinance, Inc., which merged into NovaQuest on December 31, 2005, with NovaQuest being the surviving corporation in the merger.

[4] Calculated based on 86,590,393 shares of outstanding Common Stock of the Issuer on November 6, 2007, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2007 and filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	254668106	Schedule 13G/A	Page	4	of	8 Pages
Item 1
(a) Name of Issuer
Discovery Laboratories, Inc. (the “Issuer”)
(b) Address of Issuer’s Principal Executive Offices
2600 Kelly Road, Suite 100
Warrington, PA 18976-3622
Item 2
(a) Name of Person Filing
This statement is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Quintiles Transnational Corp. (“Quintiles”) and PharmaBio Development Inc. (d/b/a NovaQuest) (“NovaQuest”), a wholly-owned subsidiary of Quintiles.
(b) Address of Principal Business Office or, if none, Residence
Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. NovaQuest’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.
(c) Citizenship
Quintiles is a North Carolina corporation.
NovaQuest is a North Carolina corporation.
(d) Title of Class of Securities
Common stock, par value $0.001 per share (“Common Stock”).
(e) CUSIP Number
254668106
Item 3
Not Applicable

CUSIP No.	254668106	Schedule 13G/A	Page	5	of	8 Pages
Item 4 Ownership
(a) Amount Beneficially Owned
Includes 1,567,695 shares of Common Stock of the Issuer beneficially owned by NovaQuest and warrants beneficially owned by NovaQuest that are exercisable for 2,393,612 shares of Common Stock. Therefore, the total shares of Common Stock of the Issuer beneficially owned by each of Quintiles and NovaQuest is 3,961,307. NovaQuest acquired the 1,567,695 shares of Common Stock of the Issuer from a wholly-owned subsidiary of Quintiles Transnational Corp., QFinance, Inc., which merged into NovaQuest on December 31, 2005, with NovaQuest being the surviving corporation in the merger.
(b) Percent of Class:
For each of Quintiles and NovaQuest, such 3,961,307 shares are 4.6% of the Issuer’s Common Stock based on the 86,590,393 shares of outstanding Common Stock of the Issuer on November 6, 2007, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2007 and filed with the Securities and Exchange Commission on November 8, 2007.
(c) Number of Shares as to which such Person has:
Quintiles:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 3,961,307
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 3,961,307
NovaQuest:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 3,961,307
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 3,961,307
Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8 Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group
Not Applicable

CUSIP No.	254668106	Schedule 13G/A	Page	6	of	8 Pages
Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	254668106	Schedule 13G/A	Page	7	of	8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 6, 2008

QUINTILES TRANSNATIONAL CORP.
By:	/s/ Beverly Rubin
Name:	Beverly Rubin
Title:	Senior Vice President

PHARMABIO DEVELOPMENT INC. (d/b/a NovaQuest)
By:	/s/ Kerry Zook
Name:	Kerry Zook
Title:	Vice President and General Counsel

CUSIP No.	254668106	Schedule 13G/A	Page	8	of	8 Pages

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement between Quintiles Transnational Corp. and PharmaBio Development Inc. (d/b/a NovaQuest) effective November 6, 2006 (Incorporated by reference to the Schedule 13G filed be the reporting persons on October 26, 2006)